PE
9-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

PETROLEOS MEXICANOS

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Avenida Marina Nacinal No. 329
Colonia Huasteca
México, D.F. 11311
México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Petróleos Mexicanos
Contact: Esteban Levin
Tel: (52 55) 5531 6005
(52 55) 5250 6471
E-Mail: elevin@dcf.pemex.com

FOR IMMEDIATE RELEASE

September 9, 2002

MEXICO D.F., MEXICO – Petróleos Mexicanos ("Pemex"), Mexico's state-owned oil company, announced today revised estimates of Mexico's oil and natural gas reserves and revised unaudited 2001 and 2000 financial results. The revisions have been made during the course of an ongoing review by the U.S. Securities and Exchange Commission (the "SEC") of Pemex's annual report on Form 20-F for its fiscal year ended December 31, 2000. These revisions will be reflected in a revised annual report on Form 20-F, which Pemex will file with the SEC once it is finalized. The Form 20-F will contain related adjustments to the five-year and three-year financial data presented therein.

Reserves. Mexico's total proved developed and undeveloped reserves of crude oil and condensates decreased by 6.2% in 2000, from 21.5 billion barrels of oil equivalent at December 31, 1999 to 20.2 billion barrels of oil equivalent at December 31, 2000, and decreased by 7.0% in 2001, from 20.2 billion barrels of oil equivalent at December 31, 2000 to 18.8 billion barrels of oil equivalent at December 31, 2001. Mexico's dry gas reserves decreased by 6.0% in 2000, from 18.5 trillion cubic feet at December 31, 1999 to 17.4 trillion cubic feet at December 31, 2000, and decreased by 6.4%, from 17.4 trillion cubic feet at December 31, 2000 to 16.3 trillion cubic feet at December 31, 2001.

The following two tables of crude oil and dry gas reserves set forth Pemex's estimates of Mexico's proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves
(including natural gas liquids)[(1)]

	1999	2000	2001
Proved developed and undeveloped reserves	(in millions of barrels)		
At January 1	21,638	21,519	20,186
Revisions	775	(180)	(144)
Extensions and discoveries[(2)]	311	91	2
Production	(1,205)	(1,244)	(1,277)
At December 31	21,519	20,186	18,767
Proved developed reserves at December 31	11,414	12,312	12,622

Note: Numbers may not total due to rounding.

(1) Crude oil and condensate reserves include the fraction of liquifiable hydrocarbons recoverable in natural gas processing plants.

(2) Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source: Pemex-Exploration and Production

Dry Gas Reserves

	1999	2000	2001
Proved developed and undeveloped reserves	(in billions of cubic feet)		
At January 1	17,054	18,471	17,365
Revisions	2,427	3	(78)
Extensions and discoveries[1]	176	58	98
Production	(1,186)	(1,167)	(1,129)
At December 31	18,471	17,365	16,256
Proved developed reserves at December 31	11,127	9,713	8,776

Note: Numbers may not total due to rounding.
(1) Extensions include positive and negative changes due to new data gathered through drilling of extension wells.
Source: Pemex-Exploration and Production

As used herein, proved oil and natural gas reserves mean those estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—*i.e.*, prices and costs at the date of estimation. All oil and gas reserves in Mexico belong to the Mexican nation, not Pemex, but are exploited solely by Pemex through its subsidiary entity, Pemex-Exploration and Production. Mexico's proved reserves are estimated by Pemex-Exploration and Production's technical staff.

The reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the date of an estimate may justify revision of an estimate.

Financial Results for 2001. In 2001, based on the unaudited consolidated results of Petróleos Mexicanos, the subsidiary entities and subsidiary companies, prepared in accordance with Mexican Generally Accepted Accounting Principles and for the recognition of inflation in accordance with Mexican Financial Reporting Standard (NIF-06 BIS "A" Section A), which we refer to as "Mexican GAAP," Pemex reported a loss of Ps. 33.9 billion on total revenues (net of the *Impuesto Especial Sobre Producción y Servicios* (Special Tax on Production and Services, or the "IEPS Tax")) of Ps. 362.2 billion, as compared with a loss of Ps. 21.3 billion on total revenues (net of the IEPS Tax) of Ps. 409.1 billion in 2000. This 59.2% increase in losses from 2000 to 2001 resulted primarily from:

- a decrease of 24.6% in the weighted average price per barrel of Pemex's crude oil exports, from U.S. $24.62 in 2000 to U.S. $18.57 in 2001;
- increases in Pemex's labor reserve for pension obligations, due to higher wages and benefits paid to employees; and
- increased depreciation and amortization expenses and a loss in product inventory.

Pemex's loss for 2001 includes a charge of Ps. 1,116.3 million in respect of future abandonment and reclamation costs related to its oil and gas operations (that is, the costs of plugging and/or dismantling production facilities once production has ceased), as compared to

Ps. 1,142.3 million in 2000. Originally, Pemex's loss or income for the five-year period ended December 31, 2000 was calculated without taking into account these costs, and these costs were treated as expenses only when actually incurred. However, after an extensive evaluation, Pemex has concluded that it should have recognized these future costs in its financial statements and has, therefore, determined that it should restate its 2000 financial statements to reflect this future liability. The 2000 and 2001 figures set forth above reflect Pemex's preliminary estimates of the effect of that restatement. Pemex has not finalized its calculation of these adjustments and these adjustments have not yet been audited; accordingly, the figures set forth above are subject to change. Mancera, S.C. (A Member Practice of Ernst & Young Global), Pemex's independent auditors for its 1998, 1999 and 2000 fiscal years, has questioned whether the restatement of Pemex's 2000 financial statements is appropriate.

The restatement of Pemex's 2000 financial statements to recognize its future and present abandonment and reclamation costs related to its oil and gas operations will result in the establishment of a long-term reserve for abandonment and reclamation costs, which will in turn lead to a decrease in net income and decrease in equity for each of the five years ending December 31, 2000. Pemex has not yet completed its calculation of the impact of this restatement on Pemex's financial results for each of these years. However, Pemex estimates its future abandonment and reclamation liability as of December 31, 2000 and 2001 at Ps. 11.4 billion (U.S. $1.2 billion) and Ps. 12.5 billion (U.S. $1.4 billion), or approximately 7.7% of Pemex's consolidated equity under Mexican GAAP (after restatement) at December 31, 2000 and approximately 10.4% of Pemex's consolidated equity at December 31, 2001.

The creation of the new reserve for abandonment and reclamation costs will not have any effect on the taxes payable by Pemex to the Federal Government and, accordingly, will not have any effect on Pemex's cash flow.

After taking into account the estimates of Pemex's future abandonment and reclamation liabilities set forth above, the total consolidated equity of Petróleos Mexicanos, subsidiary entities and subsidiary companies at December 31, 2001 was Ps. 120.7 billion as calculated in accordance with Mexican GAAP (unaudited), and its total capitalization (long-term debt plus equity) amounted to Ps. 243.9 billion, as compared to total equity of Ps. 148.2 billion and total capitalization of Ps. 252.6 billion at December 31, 2000, as described above.

Many of Pemex's credit agreements require that Pemex deliver audited financial statements not later than six months after the close of its fiscal year. Pemex has received waivers from substantially all of its creditors for the delay in finishing its audited financial statements for 2001 until September 30, 2002.

Financial Results for First Six Months of 2002. Based on the preliminary consolidated results of Petróleos Mexicanos and subsidiary entities (excluding subsidiary companies), total sales revenues (net of the IEPS Tax) for the first six months of 2002 amounted to Ps. 146.1 billion, a decrease of 19.2% from total sales revenues (net of the IEPS Tax) during the first six months of 2001 of Ps. 180.8 billion. During the first six months of 2002, Pemex's net loss, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 6.5 billion, as compared with a net loss during the first six months of 2001 of Ps. 8.6 billion, subject to adjustment and audit. The decrease in Pemex's loss was primarily due to a reduction in costs and expenses, which was partially offset by decreased domestic demand and lower domestic prices for petroleum and petrochemical products and a decrease in crude oil export volumes, as well as to the recognition in 2001 of the cumulative effect of the adoption by Pemex of Mexican Accounting Bulletin C-2, Financial Instruments.

During the first six months of 2002, export sales decreased by 6.0%, from Ps. 64.6 billion in the first six months of 2001 to Ps. 60.7 billion in the first six months of 2002, mainly due to a decrease in crude oil export volumes. Domestic sales (net of the IEPS Tax) amounted to Ps. 85.4 billion in the first six months of 2002, a decrease of 26.4% as compared to domestic sales (net of the IEPS Tax) during the same period of 2001 of Ps. 116.1 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ____________________

Juan José Suarez Coppel
Chief Financial Officer

Date: September 9, 2002